Exhibit 99.1
QIAGEN announces 2028 strategy for solid profitable growth

•Hosts Capital Markets Day event in New York to outline strategy anchored by sharpened focus on growth pillars set to drive about 7% CER sales CAGR from 2024-2028

•Targeting at least 31% CER adjusted operating income margin in 2028 from portfolio streamlining (including NeuMoDx decision), operational efficiency gains and digitization

•Ensuring disciplined capital allocation with high level of R&D and digital investments, focus on value-creating M&A opportunities and plans to return at least $1 billion to shareholders

Venlo, the Netherlands, and New York, June 17, 2024 – QIAGEN (NYSE: QGEN; Frankfurt Prime Standard: QIA) will announce today at its Capital Markets Day a commitment to deliver solid profitable growth through 2028 – led by about 7% compound annual sales growth (CAGR) at constant exchange rates (CER) during the four-year period and achieving at least a 31% CER adjusted operating income margin in 2028.

The event, which starts at 12:00 New York time / 17:00 London time / 18:00 Frankfurt time at the New York Stock Exchange, will feature presentations and a Q&A session with Thierry Bernard, CEO of QIAGEN, along with Roland Sackers (CFO), Nitin Sood (Head of Life Sciences), Fernando Beils (Head of Molecular Diagnostics) and Jonathan Sheldon (Head of QIAGEN Digital Insights).

A live webcast is available at https://capitalmarketsday2024.qiagen.com/home/default.aspx. A replay and related materials will be available at this link after the event.

QIAGEN’s leadership team will present the new 2028 targets, highlighting QIAGEN’s vision and strategy to sharpen its focus on growth pillars in the portfolio combined with commitments to solid profitable growth and disciplined capital allocation. This includes plans to return at least $1 billion to shareholders from 2024-2028, absent value-creating M&A opportunities, along with a high level of organic business investments.

“QIAGEN is moving ahead with a reinvigorated leadership team committed to stepping up with more focus and delivering on our new targets. We are sharpening our focus on our growth pillars, and this reflects our unwavering determination to build and maintain profitable leadership positions in fast-growing markets. We are creating ecosystems around these important pillars as we announce important new product launches to maximize their value to customers across the continuum from research to clinical healthcare. This is combined with QIAGEN raising the bar on profitability and a commitment to create greater value for our shareholders and stakeholders,” Thierry Bernard will discuss in his presentation.

“QIAGEN has developed a strong foundation for continued financial success in delivering solid profitable growth in recent years. We have announced new efficiency initiatives and want to harness the power of digitization to free up resources to enhance growth and profitability. Given our healthy balance sheet and cash flow generation, we are announcing a commitment for significant returns to shareholders while maintaining a high level of investments into our business and seeking value-creating M&A opportunities that strengthen our portfolio and create greater value,” Roland Sackers will elaborate in his presentation.

The 2028 strategy involves the following:

•Sharpen focus on growth pillars to sustain profitable growth
QIAGEN has set a goal for at least $2 billion of combined annual sales in 2028 from its pillars amid plans for new product launches and important investments:

QIAcuity digital PCR: QIAGEN is more than tripling the number of sales specialists supporting QIAcuity to drive adoption as over 100 new assays are launched. The QIAcuity-Dx version is also planned to receive U.S. regulatory clearance in 2024 for clinical use, with submission of an assay for detection of the BCR-ABL biomarker for onco-hematology planned for 2025. QIAGEN also signed its first companion diagnostic agreement for QIAcuity with an undisclosed pharma partner.

QIAstat-Dx: QIAGEN confirmed plans for the U.S. regulatory submission of a new panel for syndromic diagnosis of meningitis in 2024 to complement the European version, building on the recent U.S. regulatory approval of the gastrointestinal panel and upgraded respiratory panel. QIAGEN also plans for the U.S. and European submissions of three panels by 2028 involving blood culture, complicated urinary tract infections (cUTIs) and pneumonia. Also in the U.S., new “mini panels” are planned to be submitted for U.S. regulatory approval in 2024. These new panels will enable the diagnosis of five pathogens causing respiratory or gastrointestinal conditions, and are designed to address customer demands.

QIAGEN Digital Insights: QIAGEN confirmed plans to accelerate investments into this business with at least nine new product launches planned by 2028. These plans also include a 40% expansion in the commercial team to extend the global presence into new geographic markets. QIAGEN intends to continue investing about 20% of QDI sales into R&D to combine the power of AI (artificial intelligence) and human-curated knowledge bases, with plans to grow from the current 5 AI-enabled applications across the portfolio to at least 14 by 2028.

Sample technologies: Two important new instrument launches are planned along with several new consumables kits to strengthen QIAGEN’s leadership in this important first step of lab workflows. QIAsymphony Connect is planned for launch in 2025 as an upgrade of the flagship QIAsymphony automation system, building on over 3,300 cumulative placements. QIAGEN also plans to enter the high-throughput automation market with the launch of QIAsprint Connect in 2026. New kits are planned for use on QIAGEN’s full portfolio of instruments in high-growth applications including liquid biopsy, microbiomes and pathogen detection.

QuantiFERON: QIAGEN is a key enabler of the global initiative to eradicate tuberculosis, a potentially fatal bacterial infection, through its QuantiFERON-TB Gold Plus test. About 60% of the global market for annual latent TB testing remains available for conversion from the tuberculin skin test, as QIAGEN steps up commercialization initiatives backed by its best-in-class test and top automation solution with partners DiaSorin, Tecan and Hamilton. QIAGEN is also partnering with DiaSorin on a test for detection of Lyme Disease, which is available in Europe and has been submitted for U.S. regulatory approval.

•Drive efficiency and digitization to fuel growth and improve profitability
QIAGEN announced plans to achieve at least a 31% CER adjusted operating income margin in 2028. Key drivers involve a series of new initiatives to free up resources for reallocation and to expand operational margins.

These initiatives include streamlining the portfolio, in particular the recent decision to discontinue the NeuMoDx system. They also include initiatives to simplify the organization, improve end-to-end processes, in particular through an upgrade of QIAGEN’s SAP enterprise resource system;

and optimize the site network. QIAGEN is seeking to harness the power of digitization to fuel growth and improve profitability, with about 30 AI initiatives under way.

•Ensure disciplined capital allocation for growth and shareholder value
QIAGEN plans to continue implementing its disciplined capital allocation strategy anchored by strong cash flow trends and a healthy balance sheet.

This strategy involves (1) profitable organic investments into the business; (2) focused M&A through value-creating transactions, and (3) a new plan to return at least $1 billion to shareholders from 2024 to 2028 (absent M&A). QIAGEN returned approximately $300 million to shareholders through a synthetic share repurchase in January 2024, and shareholders will be asked at the upcoming Annual General Meeting to approve a new $300 million synthetic repurchase program.

•Deliver strategy through responsibility, empowerment and reinvigorated leadership
Achieving these 2028 targets can only be done by creating an even stronger culture among QIAGEN’s 6,000 employees in terms of empowerment, accountability and ownership. QIAGEN reaffirmed its commitment to its ESG (Environment, Social, Governance) goals, including a validated target to reach net zero carbon emissions by 2050 and maximize contributions to more than 50 public health partnerships around the world.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in the Life Sciences (academia, pharma R&D and industrial applications, primarily forensic) and Molecular Diagnostics (human healthcare). As of March 31, 2024, QIAGEN employed 6,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Source: QIAGEN N.V.
Category: Financial

Contacts
Investor Relations		Public Relations
John Gilardi	+49 152 018 11711	Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 152 018 11244	Lisa Mannagottera	+49 2103 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

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